                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                          AMERIQUEST TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03070P 10-3
                              --------------------
                                 (CUSIP Number)

                           LISTEN GROUP PARTNERS, LLC
                             C/O ALEXANDER C. KRAMER
                          AMERIQUEST TECHNOLOGIES, INC.
                                 425 PRIVET ROAD
                              HORSHAM, PENNSYLVANIA 19044
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                    JULY 20, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and give copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03070P 10-3                                                PAGE 2 OF 8

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  LISTEN GROUP PARTNERS, LLC (23-2966874)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                  AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS
         2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE
--------------------------------------------------------------------------------
NUMBER                7      SOLE VOTING POWER
OF SHARES
BENEFICIALLY                 36,349,878
OWNED                 ----------------------------------------------------------
BY EACH               8      SHARED VOTING POWER
REPORTING
PERSON WITH                  0 SHARES
                      ----------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                             36,349,878 SHARES
                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             0 SHARES
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  36,349,878 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*   [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                  OO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!!

CUSIP NO. 03070P 10-3                                                PAGE 3 OF 8

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  ALEXANDER C. KRAMER
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                  PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS
         2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  PENNSYLVANIA
--------------------------------------------------------------------------------
NUMBER                7      SOLE VOTING POWER
OF SHARES                    26,882
BENEFICIALLY          ----------------------------------------------------------
OWNED                 8      SHARED VOTING POWER
BY EACH                       36,349,878 SHARES
REPORTING             ----------------------------------------------------------
PERSON WITH           9      SOLE DISPOSITIVE POWER
                             26,882
                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             36,349,878 SHARES
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  36,376,760 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*    [ ]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13                54%
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
14                IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!!

CUSIP NO.  03070P 10-3                                               PAGE 4 OF 8

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  JON D. JENSEN
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
                  PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS
         2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  PENNSYLVANIA
--------------------------------------------------------------------------------
NUMBER                7      SOLE VOTING POWER
OF SHARES                    0 SHARES
BENEFICIALLY          ----------------------------------------------------------
OWNED                 8      SHARED VOTING POWER
BY EACH                      36,349,878 SHARES
REPORTING             ----------------------------------------------------------
PERSON WITH           9      SOLE DISPOSITIVE POWER
                             0 SHARES
                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             36,349,878 SHARES
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  36,349,878 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*    [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  54%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                  IN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!!

CUSIP NO.  03070P 10-3                                               PAGE 5 OF 8


ITEM 1.     SECURITY AND ISSUER.

            This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of AmeriQuest Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 425 Privet Road, Horsham, Pennsylvania 19044.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a) This statement is being filed by (i) Listen Group Partners, LLC, a Delaware limited liability company ("Listen Group"), (ii) Alexander C. Kramer and (iii) Jon D. Jensen (collectively, the "Filing Persons").

            (b) The business address of each of the Filing Persons is c/o AmeriQuest Technologies, 425 Privet Road, Horsham, Pennsylvania 19044.

            (c) Mr. Kramer is the President and Chief Executive Officer of the Issuer and Mr. Jensen is the Chief Financial Officer and Chief Operating Officer of the Issuer. The Issuer is a national value-added wholesale distributor of micro, mini and mid-range computers and related products to value-added resellers and systems integrators. Messrs. Kramer and Jensen are co-presidents of Listen Group.

            (d) During the last five years, none of the Filing Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, none of the Filing Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Each of Messrs. Kramer and Jensen are United States citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

            Listen Group purchased the shares with funds contributed by Messrs. Kramer and Jensen; such purchase was not effected with the proceeds of any borrowings.

ITEM 4.     PURPOSE OF TRANSACTION.

            The Filing Persons acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment.

            (a) Listen Group has an understanding with a former executive officer of the Company to sell such former officer and persons affiliated with him 4,500,000 shares of Common Stock.

                  In addition, the Filing Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by such persons. Inasmuch as each of the Filing Persons may have different investment goals, action taken by any one Filing Person may be different from the action or inaction of the other Filing Persons. The Filing Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

CUSIP NO.  03070P 10-3                                               PAGE 6 OF 8

            (d) As a result of the transaction consummated pursuant to the Agreement (as defined and more fully described in Item 6), Computer 2000 AG's representatives on the Company's Board of Directors, Harry Krischik, Manfred H. Guenzel, Richard Obermaier and Anton Roedl, resigned. There are no arrangements or understandings with respect to the election of replacement directors, other than an expectation that Mr. Jensen will promptly be elected to fill one of the vacancies.

            Except as provided above, none of the Filing Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) Listen Group is the beneficial owner of 36,349,878 shares of Common Stock, which constitutes approximately 54% of the Common Stock outstanding as of July 20, 1998.

                  Mr. Kramer is the beneficial owner of 36,376,760 shares of Common Stock (including options to purchase 26,882 shares of Common Stock), which constitutes approximately 54% of the Common Stock outstanding as of July 20, 1998.

                  Mr. Jensen is the beneficial owner of 36,349,878 shares if Common Stock, which constitutes approximately 54% of the Common Stock outstanding as of July 20, 1998.

            (b) Listen Group has sole voting power and power to dispose of the shares of Common Stock beneficially owned by it.

                  Messrs. Kramer and Jensen each have shared voting power and shared power to dispose of the 36,349,878 shares of Common Stock held by Listen Group of which each is a member. Pursuant to the Operating Agreement of Listen Group, dated as of June 1, 1998, as amended (the "Listen Group Agreement") Listen Group's members have the exclusive right to manage Listen Group's business; furthermore the Listen Group Agreement provides that the act of one or more members holding more than 50% of the Units of Listen Group shall be the act of the members.

                  Mr. Kramer has sole voting power and power to dispose of the 26,882 shares of Common Stock beneficially owned by him (consisting solely of options to purchase 26,882 shares of Common Stock).

            (c)


ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            On July 2, 1998, Listen Group, the Issuer, and Computer 2000 AG, a German corporation, and Computer 2000, Inc., a Delaware corporation and a wholly-owned subsidiary of Computer 2000 AG (together with Computer 2000 AG, "Computer 2000"), entered into a Disposition and Reorganization Agreement (the "Agreement"). The Agreement provides for, among other things, the sale to Listen Group of 36,349,878 shares Common Stock, owned by Computer 2000 for $1.00. In addition, pursuant to the Agreement:

            - Computer 2000 contributed to the capital of the Company approximately $28 million in intercompany debt and an additional $3 million in cash;

CUSIP NO.  03070P 10-3                                              PAGE 7 OF 8

            - the Company redeemed and canceled 300,000 shares of Series H Cumulative Convertible Preferred Stock (the "Preferred Stock"), which are convertible into 41,958,042 shares of Common Stock, held by Computer 2000;

            - the Company canceled the achievement warrants equivalent to 7,035,280 shares of Common Stock and a maintenance option equivalent to 2,357,235 shares of Common Stock, held by Computer 2000;

            - as a result of the Transaction, the number of outstanding shares of Common Stock, on a fully diluted basis, was reduced from approximately 118 million to approximately 67 million;

            - a total of 6.7 million additional shares of Common Stock was reserved for issuance to AmeriQuest employees as incentive compensation;

            - Listen Group and the Company obtained the release of Computer 2000 from all guarantees of the Company's obligations;

            - Computer 2000's representatives on the Company's Board of Directors, Harry Krischik, Manfred H. Guenzel, Richard Obermaier and Anton Roedl, resigned, and there are no arrangements or understandings with respect to the election of replacement directors, other than an expectation that Jon Jensen will promptly be elected to fill one of the vacancies;

            - Listen Group and the Company jointly and severally indemnified Computer 2000 and its director designees against any damages arising following the closing of the Transaction due to actions taken with respect to AmeriQuest prior to the closing;

            - Listen Group paid approximately $220,000 for transaction related expenses, including a D&O insurance tail policy covering Computer 2000 and the current directors of AmeriQuest and the $1 direct consideration which was funded with capital contributions by Messrs. Kramer and Jensen to Listen Group;

            - Messrs. Kramer and Jensen waived the change of control provisions in their respective employment agreements with the Company with respect to the Transaction; and

            - the Company entered into a $10 million asset-backed line of credit with Fleet Capital Corporation replacing the Company's prior line of credit with IBM Credit Corporation.

            The closing of the transactions contemplated by the Agreement took place on July 20, 1998.

            This summary description of the Agreement and the Transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Agreement which appears as an exhibit hereto

            Listen Group has an understanding with a former executive officer of the Company to sell such former officer and persons affiliated with him 4,500,000 shares of Common Stock.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A:  Disposition and Reorganization Agreement, dated as of
                        July 2, 1998, between Listen Group Partners, LLC, AmeriQuest, Inc., Computer 2000 AG and Computer 2000, Inc.

CUSIP NO.  03070P 10-3                                               PAGE 8 OF 8
                                   SIGNATURE


            We, the undersigned:

            1. Agree that this statement is filed on behalf of the undersigned.

            2. After reasonable inquiry and to the best of our knowledge and belief, certify that the information set forth in this statement is true, complete and correct.



                                          LISTEN GROUP PARTNERS, LLC


                                          By:   /s/ Jon D. Jensen
                                                Jon D. Jensen
                                                Co-President




                                                /s/ Alexander C. Kramer
                                                Alexander C. Kramer




                                                /s/ Jon D. Jensen
                                                Jon D. Jensen




Date:  July 28, 1998

                    DISPOSITION AND REORGANIZATION AGREEMENT

            THIS DISPOSITION AND REORGANIZATION AGREEMENT
("Agreement"), dated the 2nd day of July, 1998, by and among AMERIQUEST TECHNOLOGIES, INC., a Delaware corporation (the "Company"); COMPUTER 2000 AG, a German corporation ("Computer 2000"); COMPUTER 2000, INC., a Delaware corporation and wholly owned subsidiary of Computer 2000 ("Seller"); and THE LISTEN GROUP PARTNERS LLC, a Delaware limited liability company ("Purchaser"),

                             W I T N E S S E T H :

            WHEREAS, Seller is the record and beneficial owner of (a) 36,349,878 shares of the issued and outstanding shares of common stock, par value $0.01 per share of the Company (the "Common Stock") representing approximately 54% of the issued and outstanding shares of Common Stock; (b) 300,000 shares of Series H Cumulative Convertible Preferred Stock, par value $0.01 per share, convertible into 41,958,042 shares of Common Stock (the "Preferred Stock") representing 100% of the issued and outstanding shares of Preferred Stock; (c) achievement warrants equivalent to 7,035,280 shares of Common Stock (the "Achievement Warrants"); and (d) a maintenance option equivalent to 2,357,235 shares of Common Stock; and

            WHEREAS, Computer 2000 has agreed to forgive certain intercompany indebtedness by means of a contribution of such indebtedness to the capital of the Company, subject to the terms and conditions set forth herein;

            WHEREAS, Computer 2000 has agreed to make a cash contribution to the capital of the Company in the amount of Three Million U.S. Dollars ($3,000,000), subject to the terms and conditions set forth herein;

            WHEREAS, Seller has agreed to contribute all of its shares of Preferred Stock to the capital of the Company, subject to the terms and conditions set forth herein;

            WHEREAS, Seller has agreed to waive all rights to receive any dividends payable or accrued as of the Closing Date with respect to the Preferred Stock, subject to the terms and conditions set forth herein;;

            WHEREAS, Seller has agreed, as of the Closing Date, to contribute all of its Achievement Warrants and the Maintenance Option to the capital of the Company, and the Company has agreed to cause the Achievement Warrants and the Maintenance Option to be cancelled as of the Closing Date, subject to the terms and conditions set forth herein;

            WHEREAS, Seller desires to sell to Purchaser 36,349,878 shares of Common Stock, constituting 54% of the issued and outstanding Common Stock of the Company (the

"Shares") and Purchaser desires to purchase the Shares, subject to the terms and conditions set forth herein;

            WHEREAS, in partial consideration for the purchase of the Shares, Purchaser shall purchase a Six-Year Run-Off Insurance Policy (as defined below) with a premium amount of approximately Two Hundred Thousand Dollars ($200,000) (the "Insurance Payment");

            WHEREAS, the Company and Purchaser have agreed to cause Computer 2000 to be released from certain guarantees as of the Closing Date, subject to the terms and conditions set forth herein; and

            WHEREAS, the Company has retained L.H. Friend, Weinress, Frankson & Presson, Inc. as its financial advisor (the "Financial Adviser") to deliver an opinion as to the viability of the Company subsequent to the consummation of the transactions contemplated herein (the "Comfort Letter"),

            NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Company, Computer 2000, Seller and Purchaser, intending to be legally bound, hereby agree as follows:

      SECTION 1.    SALE OF THE SHARES.

            Subject to the terms and conditions hereof, at the Closing (as hereafter defined), Seller shall sell, convey and assign to Purchaser, and Purchaser shall purchase from Seller, good and marketable title to all of the Shares.

      SECTION 2.    THE CLOSING.

            2.1. Closing; Closing Date. The closing of the transactions contemplated hereby (the "Closing") shall be held at 10:00 a.m. on July 16, 1998 at the offices of Rogers & Wells LLP, 200 Park Avenue, New York, New York 10166, or at such other time and date as the parties may mutually agree in writing (the "Closing Date").

            2.2. Payment for Shares. At the Closing, Purchaser shall (i) pay to Seller the aggregate purchase price of One U.S. Dollar ($1.00) and (ii) make, on behalf of Seller, the Insurance Payment to the insurance company providing such insurance coverage, which payments together shall constitute Purchaser's aggregate purchase price for the Shares.

            2.3. Delivery of Shares. At the Closing, Seller shall deliver to Purchaser a certificate or certificates evidencing the Shares, with stock powers duly executed and attested, sufficient to vest in Purchaser good and marketable title to the Shares, free and clear of any and all liens and encumbrances.

            2.4. Preferred Stock; Warrants; Option. At the Closing, Seller shall deliver to the Company certificates or other proper documentation evidencing the Preferred Stock,

Achievement Warrants and the Maintenance Option, in each case, free and clear of any and all liens and encumbrances, to be deemed a contribution to the capital of the Company.

            2.5. Seller's Contribution to Capital. At the Closing, Computer 2000 shall pay to the Company or for the benefit of the Company Three Million U.S. Dollars ($3,000,000) by wire transfer of immediately available funds to such account or accounts as the Company shall specify, such payment to be deemed a contribution to the capital of the Company.


      SECTION 3.    REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents, warrants and covenants to Computer 2000, Seller and Purchaser as follows:

            3.1. Organization. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

            3.2. Authority. The execution and delivery by the Company of this Agreement, and the performance by the Company of its obligations hereunder, have been duly and validly authorized by the Board of Directors of the Company, no other corporate action on the part of the Company or its stockholders being necessary. This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization and other similar laws relating to or affecting the enforcement of creditors' rights generally.

            3.3. No Conflicts. The execution and delivery by the Company of this Agreement do not, and the performance by the Company of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

                    (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of incorporation or by-laws or other comparable corporate charter document of the Company;

                    (b) conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to the Company or any of its assets; or

                    (c) conflict with or result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, any Contracts or Other Agreements to which the Company is a party or by which any of its assets are bound.

            3.4. Legal Proceedings. There are no Actions or Proceedings pending or, to the Knowledge of the Company, threatened relating to or affecting the Company or any of its assets which question the legality or validity of this Agreement or the transactions contemplated herein, or any action taken or to be taken in connection herewith, or which seeks to prevent the consummation of any transaction contemplated hereby by restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated herein.

            3.5. Corporate Approval. This Agreement and the transactions contemplated hereby have been approved by the disinterested Directors of the Company in accordance with Section 144(a) of the Delaware General Corporation Law.

            3.6. Representations and Warranties. The representations and warranties of the Company contained in this Section 3 shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of the Closing Date.

      SECTION 4.    REPRESENTATIONS AND WARRANTIES OF COMPUTER 2000.

Computer 2000 hereby represents, warrants and covenants to the Company and Purchaser as follows:

            4.1. Organization. Computer 2000 is a corporation duly organized, validly existing and in good standing under the Laws of the Federal Republic of Germany. Computer 2000 has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

            4.2. Authority. The execution and delivery by Computer 2000 of this Agreement, and the performance by Computer 2000 of its obligations hereunder, have been duly and validly authorized by the Vorstand and Aufsichtsrat of Computer 2000, no other corporate action on the part of Computer 2000 or its stockholders being necessary. This Agreement has been duly and validly executed and delivered by Computer 2000, and constitutes a legal, valid and binding obligation of Computer 2000, enforceable against Computer 2000 in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization and other similar laws relating to or affecting the enforcement of creditors' rights generally.

            4.3. No Conflicts. The execution and delivery by Computer 2000 of this Agreement do not, and the performance by Computer 2000 of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

                    (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Satzung or other corporate charter documents of Computer 2000;

                    (b) conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to Computer 2000 or any of its assets; or

                    (c) conflict with or result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, any Contracts or Other Agreements to which Computer 2000 is a party or by which any of its assets are bound.

            4.4. Legal Proceedings. There are no Actions or Proceedings pending or, to the Knowledge of Computer 2000, threatened relating to or affecting Computer 2000 or any of its assets which question the legality or validity of this Agreement or the transactions contemplated herein, or any action taken or to be taken in connection herewith, or which seeks to prevent the consummation of any transaction contemplated hereby by restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated herein.

            4.5. Title. The endorsement and delivery by Seller in accordance with the provisions of this Agreement of a certificate or certificates evidencing the Shares will vest in Purchaser good title to the Shares, free and clear of all liens and encumbrances.

            4.6. No Other Company Securities. Following the consummation of the transactions contemplated under this Agreement, neither Computer 2000 nor any Affiliate of Computer 2000 will own any debt or equity securities of the Company or any options, warrants or other rights to acquire equity securities of the Company.

            4.7. Representations and Warranties. The representations and warranties of Computer 2000 contained in this Section 4 shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made and as of the Closing Date.

      SECTION 5.    REPRESENTATIONS AND WARRANTIES OF SELLER.

            5.1. Organization. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Seller has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

            5.2. Authority. The execution and delivery by Seller of this Agreement, and the performance by Seller of its obligations hereunder, have been duly and validly authorized by the board of directors of Seller, no other corporate action on the part of Seller or its stockholders being necessary. This Agreement has been duly and validly executed and delivered by Seller and constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization and other similar laws relating to or affecting the enforcement of creditors' rights generally.

            5.3. No Conflicts. The execution and delivery by Seller of this Agreement do not, and the performance by Seller of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

                    (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of incorporation or by-laws or other comparable corporate charter document of Seller;

                    (b) conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to Seller or any of its assets; or

                    (c) conflict with or result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, any Contracts or Other Agreements to which Seller is a party or by which any of its assets are bound.

            5.4. Legal Proceedings. There are no Actions or Proceedings pending or, to the Knowledge of Seller, threatened relating to or affecting Seller or any of its assets which question the legality or validity of this Agreement or the transactions contemplated herein, or any action taken or to be taken in connection herewith, or which seeks to prevent the consummation of any transaction contemplated hereby by restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated herein.

            5.5. Title. The endorsement and delivery by Seller in accordance with the provisions of this Agreement of a certificate or certificates evidencing the Shares will vest in Purchaser good title to the Shares, free and clear of all liens and encumbrances.

            5.6. No Other Company Securities. Following the consummation of the transactions contemplated under this Agreement, neither Seller nor any Affiliate of Seller will own any debt or equity securities of the Company or any options, warrants or other rights to acquire equity securities of the Company.

            5.7. Representations and Warranties. The representations and warranties of Seller contained in this Section 5 shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made and as of the Closing Date.

      SECTION 6.    REPRESENTATIONS AND WARRANTIES OF PURCHASER.

Purchaser represents, warrants and covenants to the Company, Computer 2000 and Seller as follows:

            6.1. Organization. Purchaser is a limited liability company duly organized, validly existing and in good standing under the Delaware Limited Liability Company Act. Purchaser has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

            6.2. Authority. The execution and delivery by Purchaser of this Agreement, and the performance by Purchaser of its obligations hereunder, have been duly and validly authorized by the Purchaser, no other action on the part of Purchaser being necessary. This

Agreement has been duly and validly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization and other similar laws relating to or affecting the enforcement of creditors' rights generally.

            6.3. No Conflicts. The execution and delivery by Purchaser of this Agreement do not, and the performance by Purchaser of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

                    (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of formation, limited liability agreement or other comparable documents of Purchaser;

                    (b) conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to Purchaser or any of its assets; or

                    (c) conflict with or result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, any Contracts or Other Agreements to which Seller is a party or by which any of its assets are bound.

            6.4. Legal Proceedings. There are no Actions or Proceedings pending or, to the Knowledge of Purchaser, threatened relating to or affecting Purchaser or any of its assets which question the legality or validity of this Agreement or the transactions contemplated herein, or any action taken or to be taken in connection herewith, or which seeks to prevent the consummation of any transaction contemplated hereby by restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated herein.

            6.5. Purchaser's Knowledge and Experience. Purchaser represents that its knowledge and experience in financial and business matters are such that it is capable of evaluating the merits and risks of its purchase of the Shares, as contemplated by this Agreement.

            6.6. Representations and Warranties. The representations and warranties of Purchaser contained in this Section 6 shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made and as of the Closing Date.

      SECTION 7.    COVENANTS OF THE COMPANY AND PURCHASER.

            7.1. Cooperation. From the date hereof through the Closing Date, the Company agrees that it will:

                    (a) do or cause to be done all things necessary to ensure that the Company's representations and warranties will be true and correct at and as of the Closing Date as though made on and as of the Closing Date; and

                    (b) promptly advise Computer 2000 and Purchaser in writing of any event, condition or circumstance occurring from the date hereof through the Closing Date that would constitute a violation or breach of this Agreement, or constitute the failure of any condition to the obligations of the Company.

            7.2. Governmental Permits and Approvals. The Company shall use its best efforts to obtain all permits and approvals from any Governmental Authority or Regulatory Body required to be obtained by the Company for the lawful consummation of the Closing.

            7.3. Comfort Letter. At the Company's sole expense, the Company shall retain the Financial Adviser, which shall be a reputable investment bank satisfactory to Computer 2000 and Purchaser. The Company shall use its best efforts to cause the Financial Adviser to deliver the Comfort Letter, which shall set forth the opinion of the Financial Advisor that the Company is reasonably likely to remain a viable business for at least one year subsequent to the consummation of the transactions contemplated herein. The Comfort
Letter shall be satisfactory in form and substance to Computer 2000 and it shall be expressly stated therein that the Company's Board of Directors, Computer 2000 and Seller may rely upon such Comfort Letter.

            7.4. Releases. The Company and Purchaser agree to use their best efforts to obtain, prior to the Closing, the release of Computer 2000 and/or Seller from any and all liabilities, debts and obligations, guarantees and suretyships, including but not limited to those relating to the $5,000,000 guarantee from Computer 2000 in support of the Company's line of credit with IBMCC and Computer 2000's guarantee of certain amounts to the Company's vendors, in each case as more fully described in Schedule 7.4 (collectively, the "Releases"). The Company's obtaining of all Releases, and the delivery to Computer 2000 prior to the Closing of evidence of such Releases, in form and substance satisfactory to Computer 2000, shall be a condition precedent to the obligation of Computer 2000 and Seller to proceed to Closing.

            7.5.    Indemnification of Computer 2000 Designees.

                    (a) At all times after the Closing, the Company and Purchaser agree, jointly and severally, to the fullest extent permitted by Law, to indemnify, defend and hold harmless Computer 2000 and Seller (and their respective Affiliates and their respective shareholders, directors, officers, employees, counsel, consultants, agents and representatives) and each of Dr. Harry Krischik, Manfred Gunzel, Richard Obermaier or Anton Rodl (collectively, the "Computer 2000 Designees"), from and against all Losses that arise out of or are based upon any action taken, or any omission to take action, prior to the Closing Date, by any of the Computer 2000 Designees in his capacity as a Director of the Company.

                    (b) The Company shall not, and Purchaser shall not cause the Company to, amend or repeal any provision of the Company's articles of incorporation or bylaws, as in the effect as of the date of this Agreement, that purports to indemnify or otherwise provide legal protection to the Company's Directors, including but not limited to the Computer 2000 Designees.

            7.6.    Indemnification of Computer 2000 and Seller.

                    (a) At all times after the Closing, the Company and Purchaser agree, jointly and severally, to the fullest extent permitted by Law, to indemnify, defend and hold harmless Computer 2000 and Seller (and their respective Affiliates and their respective shareholders, directors, officers, employees, counsel, consultants, agents and representatives) from and against all Losses that arise out of or are based upon any action taken, or any omission to take action, after the Closing by the Company, by any officer or Director of the Company, or by Purchaser (or any of their respective Affiliates and their respective shareholders, directors, officers, employees, counsel, consultants, agents and representatives).

                    (b) For a period of no less than six years after the Closing, the Purchaser shall cause the Company to maintain in effect a liability run-off policy, as described in Schedule 7.6, or equivalent insurance with substitute insurers (the "Six-Year Run-Off Policy").

            7.7. Cancellation. The Company shall cause all of the Achievement Warrants and the Maintenance Option to be cancelled upon delivery thereof by Computer 2000, effective as of the Closing.

            7.8. No Common Stock Repurchase. For a period of 18 months after the Closing Date, the Company shall not, by means of open-market transactions or private purchases or in any other manner, repurchase or otherwise acquire any shares of Common Stock from any stockholder of the Company unless all of the Unaffiliated Directors, by resolution, determine in advance of such repurchase or acquisition that the transaction would be entirely and intrinsically fair to the Company and to the minority stockholders, taken as a whole.

            7.9. Preferred Stock. Upon Seller's contribution to the Company of the shares of Preferred Stock pursuant to this Agreement, the Company shall reserve the equivalent of 6,700,000 shares of Common Stock issuable upon the conversion of of such Preferred Stock for reissuance to employees pursuant to stock or stock-based benefit plans to be established by the Company after the Closing.

      SECTION 8.    COVENANTS OF COMPUTER 2000 AND SELLER.

            8.1. Cooperation. From the date hereof through the Closing Date, each of Computer 2000 and Seller agrees that it will:

                    (a) do or cause to be done all things necessary to ensure that the respective representations and warranties of Computer 2000 and Seller will be true and correct at and as of the Closing Date as though made on and as of the Closing Date; and

                    (b) promptly advise Purchaser and the Company in writing of any event, condition or circumstance occurring from the date hereof through the Closing Date that would constitute a violation or breach of this Agreement, or constitute the failure of any condition precedent to the respective obligations of Computer 2000 or Seller

            8.2. Governmental Permits and Approvals. Each of Computer 2000 and Seller shall use its best efforts to obtain all permits and approvals from any Governmental Authority or Regulatory Body required to be obtained by Computer 2000 or Seller for the lawful consummation of the Closing.


            8.3. Resignation of Computer 2000 Designees. Computer 2000 shall cause each of the Computer 2000 Designees to resign from the Company's Board of Directors, effective as of the Closing.

            8.4. Forgiveness of Intercompany Debt. Computer 2000 and Seller shall cause all intercompany loans and receivables against the Company, including accrued interest, to be forgiven, effective as of the Closing.

            8.5. Waiver of Accrued Dividends. Computer 2000 shall cause all of the Preferred Stock, Achievement Warrants and the Maintenance Option to be delivered at the Closing to the Company. Computer 2000 and Seller shall waive all rights to receive any dividends payable or accrued as of the Closing Date with respect to the Preferred Stock.

            8.6. Capital Contribution. The $3,000,000 capital contribution by Computer 2000 shall promptly be wire transferred to a United States bank account for contribution to the Company on the Closing Date.

      SECTION 9.    ADDITIONAL COVENANTS OF PURCHASER.

            9.1. Cooperation. From the date hereof through the Closing Date, Purchaser agrees that it will:

                    (a) do or cause to be done all things necessary to ensure that Purchaser's representations and warranties will be true and correct at and as of the Closing Date as though made on and as of the Closing Date; and

                    (b) promptly advise Computer 2000 and the Company in writing of any event, condition or circumstance occurring from the date hereof through the Closing Date that would constitute a violation or breach of this Agreement, or constitute the failure of any condition to the obligations of Purchaser.

            9.2. Governmental Permits and Approvals. Purchaser shall use its best efforts to obtain all permits and approvals from any Governmental Authority or Regulatory Body required to be obtained by Purchaser for the lawful consummation of the Closing.

            9.3. Unaffiliated Directors. For a period of two years after the Closing, Purchaser shall use its best efforts to cause no fewer than two persons who are not Affiliates of Purchaser or the Company or their respective Affiliates or any officer or employee of any of them to be nominated and elected to the Board of Directors of the Company (each, an "Unaffiliated Director").

            9.4. Voting Arrangements. For a period of two years after the Closing Date, in all director elections, Purchaser and its Affiliates shall vote all of their Common Stock and any other voting securities in all Board elections in such a way as to cause no fewer than two Unaffiliated Directors to be serving on the Company's Board at all times.

            9.5.    Standstill Provisions.

                    (a)  Except as otherwise expressly permitted by this
Section 9.5, Purchaser and its Affiliates shall not for a period of two years after the Closing Date, acquire, directly or indirectly, any additional Common Stock or other voting securities of the Company beyond the Permitted Percentage. As used in this Agreement, the "Permitted Percentage" at any given time shall be equal to the percentage of all voting securities of the Company that were held by Purchaser as of the Closing; provided, however, that notwithstanding this Section 9.5(a), Preferred Stock may be reissued to employees pursuant to stock or stock-based benefit plans of the Company, as provided in Section 7.9 of this Agreement.

                    (b) Notwithstanding any other provision of this Agreement, Purchaser and its Affiliates may acquire additional shares of Common Stock or other voting securities of the Company at any time if, and only if, all of the Unaffiliated Directors, by resolution, determine in advance of such acquisition that the transaction would be entirely and intrinsically fair to the Company and to the minority stockholders, taken as a whole.

            9.6. Concerning the Shares. After the Closing Date, Purchaser will hold the Shares indefinitely unless they are subsequently registered under the Securities Act of 1933, as amended, or an exemption from registration is available.


       SECTION 10.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY.

The obligations of the Company hereunder are, at the option of the Company, subject to the satisfaction on or prior to the Closing Date of the following conditions:

            10.1. Representations and Warranties on Closing Date. All representations and warranties of the other parties contained in this Agreement or in any document or certificate delivered by any party to the Company pursuant to this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made and as of the Closing Date.

            10.2. Terms, Covenants and Conditions. All the terms, covenants and conditions of this Agreement to be complied with and performed by each of the other parties on or prior to the Closing Date shall have been complied with and performed in all material respects.

            10.3. Consents, Approvals, Etc. All consents, permits, approvals, authorizations or orders of any court or Governmental Authority or Regulatory Body necessary for the lawful consummation of the transactions contemplated hereby shall have been obtained.

            10.4. Officer's Certificates. Each of the other parties to this Agreement shall have delivered to the Company certificates, dated the Closing Date, executed by its respective authorized executive officer, stating that as of the Closing Date all of the respective representations and warranties of such party contained in this Agreement are true and correct in all material respects, that such party has performed all of its respective obligations and covenants to be performed by it hereunder, and that all of the conditions precedent to the obligations of such party hereunder have been satisfied or waived by such party in writing.

            10.5. Litigation. No action, suit or proceeding shall have been instituted by or before any court or Governmental Authority or Regulatory Body, or instituted or threatened by any Governmental Authority or Regulatory Body, to restrain, or to modify in any material respect, or to prevent the carrying out of the transactions contemplated by this Agreement, or to seek damages or a discovery order in connection with such transactions.

            10.6.   Opinions of Counsel.

                    (a) The Company shall have received an opinion of J. Britton Gourley, Jr., counsel to the Purchaser, dated the Closing Date, substantially in the form appended hereto as Exhibit A.

                    (b) The Company shall have received an opinion of Rogers & Wells LLP, counsel to Computer 2000 and Seller, dated the Closing Date, substantially in the form appended hereto as Exhibit B.

            10.7. Comfort Letter. The Financial Advisor shall have delivered the Comfort Letter, dated as of the Closing Date, in form and substance satisfactory to the Company.

            10.8. Computer 2000 Contribution to Capital. Computer 2000 shall have paid to or for the benefit of the Company Three Million U.S. Dollars ($3,000,000) by wire transfer of immediately available funds to an account or accounts specified by the Company.

            10.9. Insurance Payment. Purchaser shall have made the Insurance Payment.

            10.10. Forgiveness of Indebtedness. Computer 2000 and Seller shall have caused all intercompany loans and receivables against the Company, including accrued interest, to be forgiven, effective as of the Closing Date, and Computer 2000 and Seller shall have delivered to the Company evidence of all such forgiveness, in form and substance satisfactory to the Company.
Seller shall have waived all rights to receive any dividends payable or accrued as of the Closing Date with respect to the Preferred Stock.

            10.11. Delivery of Certificates. Seller shall have delivered to the Company a certificate or certificates or other proper documentation evidencing the Preferred Stock, Achievement Warrants and the Maintenance Option, in each case, free and clear of any and all liens and encumbrances, to be deemed a contribution to the capital of the Company.

            10.12. Employment Agreements. Alexander C. Kramer and Jon D. Jensen shall have waived the change-of-control provisions of their respective Employment Agreements with respect to the transactions contemplated by this Agreement.

      SECTION 11.   CONDITIONS PRECEDENT TO OBLIGATIONS OF COMPUTER
                    2000 AND SELLER

The obligations of Computer 2000 and Seller hereunder are, at the option of Computer 2000 and Seller, respectively, subject to the satisfaction on or prior to the Closing Date of the following conditions:

            11.1. Representations and Warranties on Closing Date. All representations and warranties of the other parties contained in this Agreement or in any document or certificate delivered by any party to Computer 2000 or Seller pursuant to this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made and as of the Closing Date.

            11.2. Terms, Covenants and Conditions. All the terms, covenants and conditions of this Agreement to be complied with and performed by each of the other parties on or prior to the Closing Date shall have been complied with and performed in all material respects.

            11.3. Consents, Approvals, Etc. All consents, permits, approvals, authorizations or orders of any court or Governmental Authority or Regulatory Body necessary for the lawful consummation of the transactions contemplated hereby shall have been obtained.

            11.4. Officer's Certificates. Each of the other parties to this Agreement shall have delivered to Computer 2000 and Seller certificates, dated the Closing Date, executed by its respective authorized executive officer, stating that as of the Closing Date all of the respective representations and warranties of such party contained in this Agreement are true and correct in all material respects, that such party has performed all of its respective obligations and covenants to be performed by it hereunder, and that all of the conditions precedent to the obligations of such party hereunder have been satisfied or waived by such party in writing.

            11.5. Litigation. No action, suit or proceeding shall have been instituted by or before any court or Governmental Authority or Regulatory Body, or instituted or threatened by any Governmental Authority or Regulatory Body, to restrain, or to modify in any material respect, or to prevent the carrying out of the transactions contemplated by this Agreement, or to seek damages or a discovery order in connection with such transactions.

            11.6.   Opinions of Counsel.

                    (a) Computer 2000 and Seller shall have received an opinion of J. Britton Gourley, Jr., counsel to the Purchaser, dated the Closing Date, substantially in the form appended hereto as Exhibit A.

                    (b) Computer 2000 and Seller shall have received an opinion of Morgan, Lewis & Bockius LLP, counsel to the Company, dated the Closing Date, substantially in the form appended hereto as Exhibit C.

            11.7. Director Nominations. As of the Closing Date, no fewer than two Unaffiliated Directors shall then be serving on the Company's Board of Directors.

            11.8. Comfort Letter. The Financial Advisor shall have delivered the Comfort Letter, dated as of the Closing Date, in form and substance satisfactory to Computer 2000.

            11.9. Releases. Computer 2000 and Seller and their respective Affiliates shall have been released from any and all liabilities, debts and obligations, guarantees and suretyships relating to the business or assets of the Company. The Company shall have delivered to Computer 2000 and Seller evidence of all Releases, in form and substance satisfactory to Computer 2000.

            11.10. Insurance Payment. Purchaser shall have made the Insurance Payment.

            11.11. Payment for Shares. Purchaser shall have paid the sum of One U.S. Dollar ($1.00) to Seller in payment for the purchase of the Shares.

            11.12. Cancellation. The Company shall have caused the Achievement Warrants and the Maintenance Option to be cancelled, effective as of the Closing Date.

            11.13. Six-Year Run-Off Policy. The Company shall have caused the Six-Year Run-Off Policy to be in place, effective as of the Closing.

      SECTION 12.   CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER.

The obligations of Purchaser hereunder are, at the option of Purchaser, subject to the satisfaction on or prior to the Closing Date of the following conditions:

            12.1. Representations and Warranties on Closing Date. All representations and warranties of the other parties contained in this Agreement or in any document or certificate delivered by any party to Purchaser pursuant to this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made and as of the Closing Date.

            12.2. Terms, Covenants and Conditions. All the terms, covenants and conditions of this Agreement to be complied with and performed by each of the other parties on or prior to the Closing Date shall have been complied with and performed in all material respects.

            12.3. Consents, Approvals, Etc. All consents, permits, approvals, authorizations or orders of any court or Governmental Authority or Regulatory Body necessary for the lawful consummation of the transactions contemplated hereby shall have been obtained.

            12.4. Officer's Certificates. Each of the other parties to this Agreement shall have delivered to Purchaser certificates, dated the Closing Date, executed by its respective authorized executive officer, stating that as of the Closing Date all of the respective representations and warranties of such party contained in this Agreement are true and correct in all material respects, that such party has performed all of its respective obligations and covenants to be performed by it hereunder, and that all of the conditions precedent to the obligations of such party hereunder have been satisfied or waived by such party in writing.

            12.5. Litigation. No action, suit or proceeding shall have been instituted by or before any court or Governmental Authority or Regulatory Body, or instituted or threatened by any Governmental Authority or Regulatory Body, to restrain, or to modify in any material respect, or to prevent the carrying out of the transactions contemplated by this Agreement, or to seek damages or a discovery order in connection with such transactions.

            12.6.   Opinion of Counsel.

                    (a) The Purchaser shall have received an opinion of Morgan, Lewis & Bockius LLP, counsel to the Company, dated the Closing Date, substantially in the form appended hereto as Exhibit C.

                    (b) The Purchaser shall have received an opinion of Rogers & Wells LLP, counsel to Computer 2000 and Seller, dated the Closing Date, substantially in the form appended hereto as Exhibit B.

            12.7. Computer 2000 Contribution to Capital. Computer 2000 shall have paid to or for the benefit of the Company Three Million U.S. Dollars ($3,000,000) by wire transfer of immediately available funds to an account or accounts specified by the Company.

            12.8. Director Resignations. Each of the Computer 2000 Designees then sitting on the Board of Directors of the Company shall have submitted his written resignation to the Company, effective as of the Closing, conditional upon nothing other than the consummation of the transactions contemplated hereby.

            12.9. Delivery of Shares. Computer 2000 shall have delivered to Purchaser a certificate or certificates evidencing the Shares, with stock powers duly executed and attested, sufficient to vest in Purchaser good and marketable title to the Shares, free and clear of any and all liens and encumbrances.

            12.10. Delivery of Certificates. Computer 2000 shall have delivered to the Company a certificate or certificates or other proper documentation evidencing the Preferred Stock, Achievement Warrants and the Maintenance Option, in each case, free and clear of any and all liens and encumbrances, to be deemed a contribution to the capital of the Company.

            12.11. Forgiveness of Indebtedness. Computer 2000 shall have caused all intercompany loans and receivables against the Company, including accrued interest, to be forgiven, effective as of the Closing Date, and Computer 2000 shall have delivered to Purchaser evidence of all such forgiveness, in form and substance satisfactory to Purchaser.

            12.12. Cancellation. The Company shall have caused the Achievement Warrants and the Maintenance Option to be cancelled, effective as of the Closing Date. Seller shall have waived all rights to receive any dividends payable or accrued as of the Closing Date with respect to the Preferred Stock.


      SECTION 13.   INDEMNIFICATION.

            13.1.   Indemnification by the Company.

                    (a) After the Closing, subject to the limitations set forth in Section 13.4 below, the Company hereby agrees to indemnify, hold harmless and defend Computer 2000, Seller and Purchaser and their respective Affiliates against and in respect of any and all Losses arising out of or based upon or relating or pertaining in any way to:

                       (i) the inaccuracy of any representation or warranty made by the Company in this Agreement or in the officer's certificate delivered pursuant hereto; and

                      (ii) the breach by the Company of any agreement or covenant contained in this Agreement.

            13.2.   Indemnification by Computer 2000 and Seller.

                    (a) After the Closing, subject to the limitations set forth in Section 13.4 below, Computer 2000 and Seller, jointly and severally, hereby agree to indemnify, hold harmless and defend the Company and Purchaser and their respective Affiliates against and in respect of any and all Losses arising out of or based upon or relating or pertaining in any way to:

                       (i) the inaccuracy of any representation or warranty made by Computer 2000 or Seller in this Agreement or in the officer's certificate delivered pursuant hereto; and

                      (ii) the breach by Computer 2000 of Seller of any agreement or covenant contained in this Agreement.

            13.3.   Indemnification by Purchaser.

                    (a) After the Closing, subject to the limitations set forth in Section 13.4 below, Purchaser hereby agrees to indemnify, hold harmless and defend the Company, Computer 2000 and Seller and their respective Affiliates against and in respect of any and all Losses arising out of or based upon or relating or pertaining in any way to:

                       (i) the inaccuracy of any representation or warranty made by Purchaser in this Agreement or in the officer's certificate delivered pursuant hereto; and

                      (ii) the breach by Purchaser of any agreement or covenant contained in this Agreement.

            13.4.   Limitations on Indemnification.

                    (a) Liability for any Indemnifying Party (as defined below) to indemnify, hold harmless or defend any Indemnified Party (as defined below) under this Agreement (collectively, "Indemnification") shall be conditioned upon compliance with the following notification procedures:

                       (i)    in the case of any Indemnification described in
Section 13.1(a)(i), Section 13.2(a)(i) or Section 13.3(a)(i) relating to a breach of a representation or warranty contained herein, notice of such matter on which such right to Indemnification is based shall be given in accordance with the provisions of Section 13.5 below, but in no event later than 12 months after the Closing Date;

                      (ii)    in the case of any Indemnification described in
Section 13.1(a)(ii), Section 13.2(a)(ii) or Section 13.3(a)(ii) relating to a breach of any agreement or covenant hereunder, other than (A) the Company's covenants set forth in Section 7.4 (Releases), Section 7.5 (Indemnification of Computer 2000 Designees), Section 7.6 (Indemnification of Computer 2000 and Seller) or Section 7.8 (No Common Stock Repurchase), or (B) Purchaser's covenants set forth in Section 9.3 (Unaffiliated Directors), Section 9.4 (Voting Arrangements) or Section 9.5 (Standstill Provisions), notice of such matter on which such right to Indemnification is based shall be given in accordance with the provisions of Section 13.5 below, but in no event later than 36 months after the breach of such agreement or covenant; and

                     (iii)    in the case of any Indemnification described in
(A) Section 13.1(a)(ii) relating to a breach of any covenant of the Company set forth in Section 7.4 (Releases), Section 7.5 (Indemnification of Computer 2000 Designees), Section 7.6 (Indemnification of Computer 2000 and Seller) or
Section 7.8 (No Common Stock Repurchase), or (B) Section 13.3(a)(ii) relating to a breach of any covenant of Purchaser set forth in Section 9.3 (Unaffiliated Directors), Section 9.4 (Voting Arrangements) or Section 9.5 (Standstill Provisions), notice of such matter on which such right to Indemnification is based shall be given in accordance with the provisions of Section 13.5 below, but in no event later ninety (90) days after the expiration of the period of the applicable statute of limitations governing the right of any third party or Governmental Authority or Regulatory Body, as the case may be, to bring a claim relating or pertaining in any way to the matters described in
Section 7.4, Section 7.5, Section 7.6, Section 9.3, Section 9.4 or Section 9.5, as the case may be, ignoring for such purposes any voluntary extension thereof by an Indemnifying Person (as defined below).

            13.5. Indemnification Procedures. A party seeking Indemnification pursuant to this Agreement (the "Indemnified Party") shall give reasonably prompt notice to the party from whom such Indemnification is sought (the "Indemnifying Party") of the assertion of any claim, or the commencement of any action, suit or proceeding, in respect of which indemnity may be sought hereunder, and shall give the Indemnifying Party such information with respect thereto as the Indemnifying Party may reasonably request, but no failure to give such notice shall relieve the Indemnifying Party of any liability hereunder, except to the extent that the Indemnifying Party has suffered actual prejudice thereby. The Indemnifying Party shall have the right to undertake the defense of any such claim asserted by a third Person and the Indemnified Party shall cooperate in such defense and make available all records and materials requested by the Indemnifying Party in connection therewith at the Indemnifying Party's expense. The Indemnified Party shall be entitled to participate in such defense, but shall not be entitled to Indemnification with respect to the costs and expenses of such defense if the Indemnifying Party shall have assumed the defense of the claim with counsel reasonably satisfactory to the Indemnified Party. The Indemnifying Party shall not be liable for any claim settled without its consent, which consent may not be unreasonably withheld. The Indemnifying Party may settle any claim without the consent of the Indemnified Party, but only if the sole relief awarded is monetary damages.

            13.6. Survival. All representations and warranties contained in this Agreement shall survive the Closing hereunder for a period of 12 months.

      SECTION 14.   TERMINATION OF AGREEMENT.

            14.1. Termination. This Agreement may be terminated at any time prior to the Closing as follows:

                    (a) by mutual written agreement of all of the parties hereto;

                    (b) at the election of any party, if any legal proceeding is commenced or threatened by any Governmental Authority or Regulatory Body or other Person directed against the consummation of the Closing or any other transaction contemplated under this Agreement and such party, reasonably and in good faith deems it impractical or inadvisable to proceed in view of such legal proceeding or threat thereof;

                    (c) at the election of the Company (i) if any one or more of the conditions to the Company's obligations to close has not been fulfilled as of the Closing Date in all material respects, (ii) if the Computer 2000, Seller or Purchaser has breached any representation, warranty, covenant or agreement contained in this Agreement or in any document or other papers delivered pursuant to this Agreement in any material respect or (iii) if the Closing shall not have taken place by July 31, 1998; and

                    (d) at the election of Computer 2000, (i) if any one or more of the conditions to Computer 2000's obligations to close has not been fulfilled as of the Closing Date in all material respects, (ii) if the Company or Purchaser has breached any representation, warranty, covenant or agreement contained in this Agreement or in any document or other papers delivered pursuant to this Agreement in any material respect or (iii) if the Closing shall not have taken place by July 31, 1998; and

                    (e) at the election of Seller, (i) if any one or more of the conditions to Seller's obligations to close has not been fulfilled as of the Closing Date in all material respects, (ii) if the Company or Purchaser has breached any representation, warranty, covenant or agreement contained in this Agreement or in any document or other papers delivered pursuant to this Agreement in any material respect or (iii) if the Closing shall not have taken place by July 31, 1998; and

                    (f) at the election of Purchaser, (i) if any one or more of the conditions to Purchaser's obligations to close has not been fulfilled as of the Closing Date in all material respects, (ii) if the Company, Computer 2000 or Seller has breached any representation, warranty, covenant or agreement contained in this Agreement or in any document or other papers delivered pursuant to this Agreement in any material respect or (iii) if the Closing shall not have taken place by July 31, 1998.

            14.2. Effect of Termination. If this Agreement is terminated as permitted by Section 14.1, then, except as set forth in Section 15.1 (Dispute Resolution); Section 15.2 (Expenses); Section 15.4 (Brokers); Section 15.6 (Notices) and Section 15.9 (Governing Law), such termination shall be without any liability or obligation of any party or any of its respective Affiliates to any other party or any of its respective Affiliates; provided, however, that nothing set forth in this Section 14 shall relieve any party from any material breach of this Agreement.

      SECTION 15.   MISCELLANEOUS.

            15.1.   Dispute Resolution.

                    (a) Dispute resolution under the procedures provided in this Section 15.1 shall be the exclusive remedy for all disputes between the parties in respect of a breach of any term of this Agreement. Each party agrees not to resort to any court, agency or private group with respect to such disputes except in accordance with this Section 15.1.

                    (b) In any disputes arising out of or relating to the performance of this Agreement the parties shall attempt reasonably to resolve such disputes in good faith by negotiation between senior executives of each.

                    (c) If any such dispute has not been resolved by negotiation by senior executives of the parties within a period of thirty (30) calendar days (or such other reasonable amount of time as the parties may in good faith agree is warranted by the circumstances), the dispute shall be settled exclusively by arbitration as described in this Section 15.1 pursuant to the applicable rules of the American Arbitration Association ("AAA"), such arbitration to be conducted in New York, New York, U.S.A. If for any reason certain claims or disputes are deemed to be non-arbitrable, the non-arbitrability of those claims or disputes shall in no way affect the arbitrability of any other claims or disputes. The parties may initiate the arbitration procedures set forth in this Section 15.1 by providing notice to the other party, as provided in this Section 15.1, and to the AAA of the existence of a dispute to be arbitrated.

                    (d) Arbitration shall be conducted by one arbitrator to be selected by the parties. The arbitrator shall not be an officer, director or employee of either party or of any of their respective Affiliates. The arbitrator shall be an attorney licensed to practice law and familiar with the rules of evidence and shall be generally knowledgeable with respect to business issues being submitted to arbitration that would reasonably be expected to arise in relation to this Agreement. If the parties are unable to agree on an arbitrator within fifteen (15) calendar days of the effective delivery of the notice required by Section 15.1(c), then the AAA shall appoint the arbitrator. The decision of the arbitrator shall be final and binding upon the parties.
The arbitrator shall provide reasoned written opinions for all decisions.

                    (e) All hearings that may be required shall be concluded within sixty (60) calendar days (or such other reasonable amount of time as the parties may in good faith agree is warranted by the circumstances) after the selection of the arbitrator. The arbitrator shall render his or her award within fifteen (15) calendar days after the last hearing.

                    (f) The parties may by written notice to one another and to the arbitrator freely specify further controversies or claims to be arbitrated upon until the day of any pre-hearing conference held by the arbitrator for such purpose. Thereafter, additional controversies or claims may be added only with the consent of the arbitrator.

                    (g) The arbitrator may make interim awards and may award equitable and declaratory relief; provided, however, that the arbitrator may not order the termination of this Agreement for any reason other than as expressly set forth in Section 14.1 hereof.

                    (h) The costs and expenses of the arbitration (including reasonable attorneys' fees) shall be allocated by the arbitrator between the parties as the arbitrator sees fit.

                    (i) The arbitrator shall not consider, nor shall any award include amounts for, punitive or exemplary damages.

                    (j) Notwithstanding any other provision of this Section 15.1, either party may seek from any U.S. federal or state court of competent jurisdiction sitting in New York County, New York, U.S.A., interim relief, including but not limited to temporary restraining orders, preliminary injunctions and other interim equitable relief as the same may vary from jurisdiction to jurisdiction, in aid of arbitration or to protect the rights of a party pending the appointment of the arbitrator and the rendering of the arbitration decision.

                    (k) In addition to the available remedy or remedies awarded by the arbitrator, in an action to enforce a decision of the arbitrator, the prevailing party shall be entitled to its reasonable attorneys' fees, expert fees, costs and expenses without regard to the local rules of the court in which such action is brought.

            15.2. Expenses. The parties to this Agreement shall, except as otherwise specifically provided herein, bear their respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby. The Company shall pay the fees due to the Financial Advisor to render the Comfort Letter.

            15.3. Further Assurances. Each of the parties shall execute such documents and other papers and take such further actions as may reasonably be required or desirable to carry out the provisions hereof and the transactions contemplated hereby. Each such party shall use its reasonable efforts to fulfill or obtain the fulfillment of the conditions to the Closing, including, without limitation, the execution and delivery of any document or other papers, the execution and delivery of which are conditions precedent to the Closing.

            15.4.   Brokers.

                    (a) The Company represents and warrants to the other parties to this Agreement that no broker, finder, agent or similar intermediary has acted on its behalf in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, finders' fees or similar fees or commissions payable in connection therewith based on any agreement, arrangement or understanding with the Company or any action taken by the Company.

                    (b) Computer 2000 represents and warrants to the other parties to this Agreement that no broker, finder, agent or similar intermediary has acted on behalf of Computer 2000 in connection with this Agreement or the transactions contemplated hereby, and that there are no brokerage commissions, finders' fees or similar fees or commissions payable in connection therewith based on any agreement, arrangement or understanding with Computer 2000, or any action taken by Computer 2000.

                    (c) Seller represents and warrants to the other parties to this Agreement that no broker, finder, agent or similar intermediary has acted on behalf of Seller in connection with this Agreement or the transactions contemplated hereby, and that there are no brokerage commissions, finders' fees or similar fees or commissions payable in connection therewith based on any agreement, arrangement or understanding with Seller, or any action taken by Seller

                    (d) Purchaser represents and warrants to the other parties to this Agreement that no broker, finder, agent or similar intermediary has acted on its behalf in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, finders' fees or similar fees or commissions payable in connection therewith based on any agreement, arrangement or understanding with Purchaser or any action taken by Purchaser.

                    (e) Each party agrees to indemnify and save the harmless the other parties hereto from any claim or demand for commissions or other compensation by any broker, finder, agent or similar intermediary claiming to have been employed by or on behalf of such party, and to bear the cost of legal expenses incurred in defending against any such claim.

            15.5. Certain Definitions. As used in this Agreement, the following terms have the following meanings unless the context otherwise requires:

                    (a) "Actions or Proceedings" means any action, suit, proceeding, arbitration or investigation or audit by any Governmental Authority or Regulatory Body.

                    (b) "Affiliate" with respect to any Person, means any other Person controlling, controlled by or under common control with such Person;

                    (c) "Contracts or Other Agreements" means all material contracts, agreements, understandings, indentures, notes, bonds, loans, instruments, leases, mortgages, franchises, licenses, commitments or other binding arrangements, written or oral, express or implied;

                    (d) "Governmental Authority or Regulatory Body" means any government or political subdivision thereof, whether foreign, U.S. federal, state, provincial or local, or any agency or instrumentality of any such government or political subdivision;

                    (e) "Knowledge" means the knowledge a party actually has and the knowledge a party, after due inquiry, should have had. A party is deemed to have knowledge of any matter as to which any officer or director of such party has knowledge.

                    (f) "Law" means any law, statute, rule, regulation, ordinance or other pronouncement having the effect of law in the United States or in any other country, or in any state, providence, county, city or other political subdivision thereof.

                    (g) "Loss" means any loss, liability, damages, deficiency, cost or expense, including interest, penalties and reasonable attorneys' fees and disbursements and other costs.

                    (h) "Order" means any writ, judgment, decree, injunction or similar order of any Governmental Authority or Regulatory Body of the United States or of any other country, or of any state, providence, county, city or other political subdivision thereof (in each such case, whether preliminary or final).

                    (i) "Person" means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization, Governmental Authority or Regulatory Body or other entity of any kind whatsoever.

            15.6. Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid, or by an internationally recognized overnight courier such as Federal Express. Any such notice shall be deemed given when so delivered personally, or sent by facsimile transmission or, if mailed or sent by courier, three days after the date of mailing or deliver to a courier service, as follows:

                    (a)  If to the Company to:

                         AmeriQuest Technologies, Inc.
                         425 Privet Road
                         Horsham, Pennsylvania 19044-0965
                         Attention:  Chief Executive Officer
                         Facsimile: (215) 675-1824

                    with required copies to:

                         Morgan, Lewis & Bockius LLP
                         2000 One Logan Square
                         Philadelphia, Pennsylvania 19103
                         Attention:  Steven M. Cohen, Esq.
                         Facsimile:  (215) 963-5299

                    (b)  if to Computer 2000, to:

                         Computer 2000 AG
                         Wolfratshauser StraBe 84
                         D-81379 Munich
                         Federal Republic of Germany
                         Attention:  Manfred Gunzel
                         Facsimile:  011-49-89-7427-4402

                    with required copies to:

                         Rogers & Wells LLP
                         Two Hundred Park Avenue
                         New York, NY 10166-0153
                         Attention:  Klaus H. Jander, Esq.
                         Facsimile (212) 878-8375

                    (c)  if to Seller to:

                         Computer 2000, Inc.
                         Wolfratshauser StraBe 84
                         D-81379 Munich

                         Federal Republic of Germany
                         Attention:  Manfred Gunzel
                         Facsimile:  011-49-89-7427-4402

                    with required copies to:

                         Rogers & Wells LLP
                         Two Hundred Park Avenue
                         New York, NY 10166-0153
                         Attention:  Klaus H. Jander, Esq.
                         Facsimile (212) 878-8375

                    (d)  If to Purchaser, to:

                         The Listen Group Partners LLC
                              c/o AmeriQuest Technologies, Inc.
                         425 Privet Road
                         Horsham, Pennsylvania 19044-0965
                         Attention:  Alexander C. Kramer and Jon D. Jensen
                         Facsimile: (215) 675-1824

                    with required copies to:

                         J. Britton Gourley, Jr., Esq.
                         P.O. Box 1905
                         1003 West Ninth Avenue
                         King of Prussia, Pennsylvania 19406
                         Facsimile:  (610) 265-2480

Any party may by notice given in accordance with this Section 15.6 to the other parties designate another address or person for receipt of notices hereunder.

            15.7. Entire Agreement. This Agreement and the agreements, certificates and other documents delivered pursuant hereto or in connection with the transactions contemplated hereby contain the entire agreement among the parties with respect to the transactions described herein, and supersede all prior agreements, written or oral, with respect thereto.

            15.8. Waivers and Amendments; Preservation of Remedies. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the parties or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity. The rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy in or breach of any representation, warranty, covenant or agreement contained in this Agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement contained in this Agreement (or in any other agreement between the parties) as to which there is no inaccuracy or breach.

            15.9. Governing Law. This Agreement shall be exclusively governed and construed exclusively in accordance with the laws of the State of New York, without reference to its conflicts-of-law rules or principles.

            15.10. Binding Effect; No Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and legal representatives. Except by operation of law, this Agreement is not assignable without the consent of the parties and any purported assignment without such consent shall be null and void.

            15.11. Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

            15.12. Headings. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.

            IN WITNESS WHEREOF, the parties have executed this Agreement on the date first above written.



                                    AMERIQUEST TECHNOLOGIES, INC.


                                    By: /s/ Alexander C. Kramer, Jr.
                                    Name: Alexander C. Kramer, Jr.
                                    Title: President



                                    COMPUTER 2000 AG


                                    By: /s/ Dr. Harry Krischik
                                    Name: Dr. Harry Krischik
                                    Title: Member of the Executive Board


                                    By: /s/ Manfred Gunzel
                                    Name: Manfred Gunzel
                                    Title: Member of the Executive Board



                                    COMPUTER 2000, INC.


By: /s/ Martin E. Loffler           By: /s/ Richard E. Obermaier
Name: Martin E. Loffler             Name: Richard E. Obermaier
Title: President                    Title: Secretary



                                    THE LISTEN GROUP PARTNERS LLC


                                    By: /s/ Jon D. Jensen
                                    Name: Jon D. Jensen
                                    Title: Co-President